Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on May 29, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Professional Diversity Network, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	80-0900177
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Professional Diversity Network, Inc.

55 E. Monroe Street, Suite 2120

Chicago, Illinois 60603

(312) 614-0950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Xun Wu

Chief Executive Officer

Professional Diversity Network, Inc.

55 E. Monroe Street, Suite 2120

Chicago, Illinois 60603

(312) 614-0950

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	Hermione Krumm, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2210

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer:	☐	Accelerated filer:	☐
Non-accelerated filer:	☒	Smaller reporting company:	☒
		Emerging growth company:	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS	DATED MAY 29, 2026

UP TO [●] UNITS

EACH UNIT CONSISTING OF

ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

UP TO [●] PRE-FUNDED UNITS

EACH PRE-FUNDED UNIT CONSISTING OF

ONE PRE-FUNDED WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

UP TO [●] SHARES OF COMMON STOCK UNDERLYING THE WARRANTS AND THE PRE-FUNDED WARRANTS

Professional Diversity Network, Inc.

We are offering on a best-efforts basis up to [●] units (the “Units”), each consisting of one share of common stock, par value $0.01 per share (“Common Stock”), of Professional Diversity Network, Inc. (“PDN,” the “Company,” “we,” “our,” or “us”), together with one warrant (each, a “Warrant”), each to purchase one share of Common Stock, at an assumed public offering price of $[●] per Unit, which was the last reported sale price of our Common Stock on the Nasdaq Capital Market on [●], 2026. The Units will not be certificated or issued as stand-alone securities.

We are also offering pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of (i) one pre-funded warrant (each, a “Pre-Funded Warrant”) to purchase one share of Common Stock and (ii) one Warrant, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately following the consummation of this offering. The purchase price of each Pre-Funded Unit will equal the public offering price per Unit minus $0.001, and the exercise price of each Pre-Funded Warrant will equal $0.001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold, the number of Units we are offering will be decreased on a one-for-one basis. The Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities.

Each Warrant will be exercisable immediately upon issuance at an initial exercise price of $[●] per share (representing [●]% of the assumed public offering price of $[●] per Unit, the last reported sale price of our Common Stock as reported on the Nasdaq Capital Market on [●], 2026) and will expire on the third anniversary of the date of issuance. A holder of Warrants or Pre-Funded Warrants may not exercise any portion of such warrants if, after giving effect to such exercise, the holder, together with its affiliates and any other person or entity acting as a group, would beneficially own more than 4.99% (or, at the election of the holder, up to 9.99%) of our outstanding Common Stock immediately after exercise, subject to the terms and conditions of such warrants.

The shares of Common Stock and Pre-Funded Warrants, as the case may be, can each be purchased in this offering only with the accompanying Warrants that are part of a Unit or Pre-Funded Unit, but the Units and the Pre-Funded Units have no stand-alone rights and will not be certificated, and the components of the Units or the Pre-Funded Units will be immediately separable and will be issued separately in this offering.

We are also registering the shares of Common Stock issuable from time to time upon exercise of the Pre-Funded Warrants and Warrants included in the Units and Pre-Funded Units offered hereby.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “IPDN.” On May 28, 2026, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $0.7354 per share.

There is no established public trading market for the United, Pre-Funded Units, Warrants or the Pre-Funded Warrants, and we do not expect such a market to develop. We do not intend to apply for listing of the Warrants or the Pre-Funded Warrants on any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

The public offering price of the Units in this offering will be determined at the time of pricing and may be at a discount to the then-current market price of our Common Stock. The actual public offering price per Pre-Funded Unit will equal the public offering price per Unit minus $0.001. The final public offering price will be determined through negotiations among us, the Placement Agent (defined below) and the investors, based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two (2) trading days following the commencement of sales in this offering and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the Placement Agent have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

We have engaged Maxim Group LLC (“Maxim” or the “Placement Agent”) to act as our exclusive placement agent in connection with this offering. The Placement Agent has no obligation to purchase and is not purchasing or selling the securities offered pursuant to this prospectus and is not required to arrange for the purchase or sale of any specific number or dollar amount of our securities, but will use its reasonable best efforts to arrange for the sale of the securities offered hereby. Because there is no minimum offering amount required as a condition to closing of this offering, the actual offering amount, the Placement Agent’s compensation and proceeds to us, if any, are not presently determinable and may be substantially less than the maximum offering amount set forth in this prospectus. We have agreed to pay the Placement Agent the compensation set forth under “Plan of Distribution” and to reimburse certain expenses of the Placement Agent. See “Plan of Distribution” for additional information regarding these arrangements.

	Per Unit	Per Pre-Funded Unit	Total
Public offering price	$	$	$
Placement agent fees (1)	$	$	$
Proceeds, before expenses, to us (2)	$	$	$

(1)	Each Unit is offered at an offering price of $[●].
(2)

We have agreed to pay the Placement Agent a cash fee equal to six percent (6.0%). We have also agreed to reimburse the Placement Agent for certain of their offering-related expenses. See “Plan of Distribution” beginning on page 25 of this prospectus for a description of the compensation to be received by the Placement Agent.

(3)	We estimate the total expenses of this offering payable by us, excluding the Placement Agent’s fees and reimbursement of the Placement Agent’s expenses, will be approximately $[●].
(4)	Total gross proceeds are calculated assuming the sales of all the securities being offered in this offering, the full exercise of the Pre-Funded Warrants, if there is any issuance of Pre-Funded Units.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus, as well as other information included in this prospectus, to read about factors you should consider before investing in our securities.

We will deliver the shares of Common Stock being issued to the purchasers electronically and will electronically deliver to such investors electronic warrant certificates for each of the Pre-Funded Warrants and the Warrants sold in this offering, upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. If we complete this offering, net proceeds will be delivered to us on the closing date. We expect to deliver the securities against payment in U.S. dollars in New York, NY to investors on or about [●], 2026, subject to satisfaction of certain customary closing conditions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Maxim Group LLC

Prospectus dated [●], 2026.

i

ABOUT THIS PROSPECTUS

The registration statement on Form S-1 of which this prospectus forms a part and that we have filed with the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Placement Agent have authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither we nor the Placement Agent take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the delivery of this prospectus nor the sale of the securities offered hereby means that the information contained in this prospectus is correct after the date of this prospectus.

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.

For investors outside the United States: Neither we nor the Placement Agent have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Securities covered hereby and the distribution of this prospectus outside of the United States.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the Securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor the Placement Agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

We own or have rights to certain trademarks that we use in conjunction with the operations of our business. Each trademark, trade name, service mark or copyright of any other company appearing or incorporated by reference in this prospectus belongs to its holder. Solely for convenience, trademarks, trade names, service marks and copyrights referred to in this prospectus may appear with or without the “©”, “®” or “™” symbols, but the inclusion, or not, of such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent possible under applicable law, our or their, as applicable, rights to these trademarks, trade names service marks or copyrights. We do not intend our use or display of other companies’ trademarks, trade names, service marks or copyrights to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

Except where the context otherwise requires and for purposes of this prospectus only, the terms “we,” “us,” “our,” “our company,” “Company” and “PDN” refer to Professional Diversity Network, Inc., a Delaware corporation, and its consolidated subsidiaries.

Unless otherwise stated in this prospectus or the context otherwise requires:

● “2025 Annual Report” means the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed by the Company with the SEC on March 31, 2026;

● “Common Stock” means the common stock, par value $0.01 per share, of Professional Diversity Network, Inc.;

● “Nasdaq” means the Nasdaq Capital Market;

● “SEC” means the Securities and Exchange Commission; and

● “U.S. dollars,” “dollars,” “USD” or “$” refer to the legal currency of the United States.

MARKET DATA

We are responsible for the information contained in this prospectus. This prospectus and the documents incorporated by reference to this prospectus include industry and market data that we obtained from periodic industry publications, and third-party studies and surveys. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections included in these sources are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. The market and industry data used in this prospectus or in any documents incorporated by reference to this prospectus involve risks and uncertainties that are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

●	our beliefs regarding our ability to capture and capitalize on market trends;
●	our expectations on the future growth and financial health of the online diversity recruitment industry and the industry participants, and the drivers of such growth;
●	our expectations regarding continued membership growth;
●	our beliefs regarding the increased value derived from the synergies among our segments; and
●	our beliefs regarding our liquidity requirements, the availability of cash and capital resources to fund our business in the future and intended use of liquidity.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

●	our ability to raise funds in the future to support operations;
●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
●

failure to realize synergies and other financial benefits from mergers and acquisitions within expected time frames, including increases in expected costs or difficulties related to integration of merger and acquisition partners;

●	inability to identify and successfully negotiate and complete additional combinations with potential merger or acquisition partners;
●	our history of operating losses;
●	our limited operating history in a new and unproven market;
●	increasing competition in the market for online professional networks;
●	our ability to comply with increasing governmental regulation and other legal obligations related to privacy;
●	our ability to adapt to changing technologies and social trends and preferences;
●	our ability to attract and retain a sales and marketing team, management and other key personnel and the ability of that team to execute on the Company’s business strategies and plans;
●	our ability to obtain and maintain intellectual property protection for our intellectual property;
●	the outcome of current or future litigation regarding our business, including intellectual property claims;
●	general and economic business conditions; and
●	legal and regulatory developments, including those affecting the market for services focused on the promotion of workplace diversity and other services we provide.

The foregoing list of factors is not exhaustive. For further information about these and other risks, uncertainties and factors affecting our business and prospects, please review the disclosures contained in our filings made with the SEC. You should not place undue reliance on any forward-looking statements. Any forward-looking statement or information speaks only as of the date on which it is made. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we expressly disclaim any intent or obligation to update any forward-looking statements or risk factors, whether written or oral, that may be made from time to time by or on behalf of us or our subsidiaries, whether as a result of new information, future events or changed circumstances or for any other reason after the date of such forward-looking statements or risk factors. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, and our other filings with the SEC, including the following sections, which are either included herein and/or incorporated by reference herein, “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the condensed consolidated financial statements incorporated by reference herein, before making a decision about whether to invest in our securities.

Business Overview

We are an operator of professional networks with a focus on diversity, employment, education and training. We use the term “diversity” (or “diverse”) to describe communities, or “affinities,” that are distinct based on a wide array of criteria, including ethnic, national, cultural, racial, religious or gender classification. We serve a variety of such communities, including Women, Hispanic-Americans, African-Americans, Asian-Americans, persons with disabilities, Military Professionals, and Lesbian, Gay, Bisexual and Transgender (LGBTQ+) persons, and students and graduates seeking to transition from education to career. The Company’s technology platform is integral to the operation of its business.

We currently operate in three business segments. TalentAlly Network, our primary business segment, includes online professional job seeking communities with career resources tailored to the needs of various diverse cultural groups and employers looking to hire members of such groups. Our second business segment consists of the NAPW Network, a women-only professional networking organization. Our third business segment consists of RemoteMore, which connects companies with reliable, cost-efficient software developers.

While maintaining our legacy operations, we are aggressively expanding into new, unrelated business areas, including the acquisition and monetization of entertainment assets (specifically, musical copyrights) and the exploration of Web 3.0 technologies, such as the tokenization of Real World Assets (“RWA”). This strategic redirection is a material event driven by management’s assessment that our traditional recruitment business faces significant headwinds and that diversification is essential for long-term value creation. However, this strategy carries substantial execution risk, involves entering markets where we have limited operational history, and has fundamentally altered our capital requirements and liquidity profile. The success of this pivot is a primary known uncertainty that is reasonably likely to cause our future operating results and financial condition to differ materially from reported historical information. To support these exploratory efforts, in 2025, we established a wholly owned subsidiary, Colorful Japan, in Tokyo, Japan. Colorful Japan is not currently a material contributor to our revenues, and its operations remain in development.

Corporate History and Information

We were incorporated in Illinois in October 2003, under the name of IH Acquisition, LLC and changed our name to iHispano.com LLC in February 2004. In 2007, we changed our business platform and implemented technology to become the operator of communities of professional networking sites for diverse professionals. In March 2012, we changed our name to Professional Diversity Network, LLC. In March 2013, we completed our initial public offering and converted from an Illinois LLC to a Delaware corporation. We acquired the NAPW Network in September 2014. In September 2025, we incorporated the wholly-owned subsidiary IPDN Holdings.

Our principal executive office is located at 55 E. Monroe Street, Suite 2120, Chicago, Illinois, 60603 and our telephone number is (312) 614-0950. Our website address is www.ipdnusa.com. References to our website address in this prospectus are provided as a convenience and do not constitute, and should not be viewed as an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this prospectus supplement.

THE OFFERING

Units offered by us

Up to [●] Units, based on an assumed public offering price of $[●] per Unit, each Unit consisting of one share of Common Stock, and one Warrant to purchase one share of Common Stock. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of Common Stock and Warrants are immediately separable and will be issued separately in this offering.

Pre-Funded Units offered by us

We are also offering Pre‑Funded Units to purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately following the consummation of this offering. Each Pre‑Funded Unit consists of one Pre‑Funded Warrant to purchase one share of Common Stock and one Warrant to purchase one share of Common Stock. The Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Pre-Funded Warrants and Warrants are immediately separable and will be issued separately in this offering. For each Pre-Funded Unit we sell, the number of Units we are offering will be decreased on a one-for-one basis. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold to the public in this offering, minus $0.001, and the exercise price of each Pre-Funded Warrant included in the Pre-Funded Unit is $0.001 per share. Because we will issue one Warrant as part of each Unit or Pre-Funded Unit, the number of Warrants sold in this offering will not change as a result of a change in the mix of the Units and Pre-Funded Units sold.

Warrants

Each Warrant will be exercisable immediately upon issuance at an assumed initial exercise price of $[●] per share ([●]% of the public offering price per Unit). The Warrants will expire three years from the date of issuance. The Warrants contain certain mechanisms for cashless exercise if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the shares of Common Stock underlying the Warrants. The Warrants also contain certain downward adjustment mechanism and anti-dilution provisions in the event of future dilutive issuance, share combinations and reverse splits. To better understand the terms of the Warrants, you should carefully read the “Description of Securities That We Are Offering” section of this prospectus. You should also read the form of the Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part. This offering also relates to the shares of Common Stock issuable upon exercise of the Warrants.

Pre‑Funded Warrants

Each Pre‑Funded Warrant will be exercisable immediately upon issuance at an exercise price of $0.001 per share, and may be exercised at any time until exercised in full, and the Pre-Funded Warrants may also be exercised on a cashless basis for a net number of shares, as provided in the formula in the Pre-Funded Warrants. To better understand the terms of the Pre-Funded Warrants, you should carefully read the “Description of Securities That We Are Offering” section of this prospectus. You should also read the form of the Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part. This offering also relates to the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants.

Assumed public offering price per Unit and per Pre-Funded Unit	$[●] per Unit and $[●] per Pre-Funded Unit, based on the last reported closing price for our Common Stock on the Nasdaq Capital Market on [●], 2026.

Common Stock to be outstanding after this offering(1)	[●] shares of Common Stock, assuming the sale of all of the Units offered hereby, no sale of any Pre‑Funded Units and no exercise of the Warrants.

Participation rights of Streeterville

Pursuant to the terms of that certain securities purchase agreement (the “Streeterville Agreement”), dated September 5, 2025, by and between the Company and Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), beginning on September 5, 2025 and ending on the date that all Pre-Paid Purchases (as defined in the Streeterville Agreement) have been paid in full and the Commitment Period (as defined in the Streeterville Agreement) terminated or otherwise expired, Strreeterville will have the right to participate, at its discretion, in up to thirty percent (30%) of the amount sold in any debt or equity financing.

Use of proceeds

We estimate that we will receive net proceeds of approximately $[●] from this offering, based on an assumed public offering price of $[●] per Unit, assuming the sale of all Units offered hereby (and no sale of Pre‑Funded Units and no exercise of the Warrants), after deducting the Placement Agent fees and estimated offering expenses payable by us. However, this is a best-efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of the securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We intend to use the net proceeds for working capital and other general corporate purposes. See “Use of Proceeds” on page 9 for a more complete description of the intended use of proceeds from this offering.

Lock‑up agreements

Our executive officers, directors, and any other holder(s) of five percent (5.0%) or more of our outstanding shares of Common Stock as of the effective date of this registration statement (and all holders of securities exercisable for or convertible into shares of Common Stock) have agreed with the Placement Agent, subject to certain exceptions, to a 90‑day lock‑up period from the closing of this offering, during which they may not offer, sell, contract to sell or otherwise dispose of any of our securities without the prior written consent of the Placement Agent. We have also agreed to similar restrictions on the issuance, sale or registration of our securities (subject to certain exceptions) for 90 days following the closing of this offering.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “IPDN.” The closing price of our Common Stock on May 28, 2026 was $0.7354 per share. There is no established public trading market for the Units, Pre-Funded Units, Warrants or Pre‑Funded Warrants, and we do not expect one to develop. We do not intend to list such securities on any securities exchange or other trading market. Without a trading market, the liquidity of such securities will be extremely limited.

Risk factors

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus and other information included or incorporated by reference in this prospectus for a discussion of factors to consider before deciding to invest in the securities offered hereby. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations..

Transfer agent and registrar

The transfer agent and registrar for our Common Stock is Transhare Corporation, with its business address at 17755 North US Highway 19, Suite 140, Clearwater, Fl 33764 and its telephone number is (303) 662-1112.

(1)

The number of shares of our Common Stock outstanding after this offering is based on [●] shares of Common Stock outstanding as of [●], 2026, and excludes the following as of such date: (a) an aggregate of [●] shares of Common Stock issuable upon vesting of restricted stock units that were issued pursuant to the Company’s 2023 Equity Compensation Plan, (b) the exercise of outstanding options to purchase up to an aggregate of [●] shares of Common Stock at a weighted average exercise price of $[●] per share, and (c) the shares of Common Stock issuable upon exercise of the Warrants and Pre-Funded Warrants, as applicable.

RISK FACTORS

An investment in the securities offered under this prospectus involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents that we incorporate by reference herein before you decide to invest in our securities. In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference herein. Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. Any of the risks and uncertainties set forth in this prospectus and in the documents incorporated by reference herein, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of our securities.

Risks Related to this Offering and Ownership of our Securities

Nasdaq may halt trading in our Common Stock on Nasdaq or delist our Common Stock for public interest concerns as a result of this offering.

Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our Common Stock on Nasdaq or delist our Common Stock for public interest concerns or because our Common Stock continues to trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such companies’ stock prices to drop below Nasdaq’s minimum bid price or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price. Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that our Common Stock will not again drop below such price, which may cause Nasdaq to delist our Common Stock.

If Nasdaq delists our securities from trading on its exchange for failure to meet its listing standards, and we are not able to list such securities on another national securities exchange, then our Common Stock could be quoted on an over-the-counter market. If this were to occur, we and our shareholders could face significant material adverse consequences, including:

● a limited availability of market quotations for our securities;

● reduced liquidity for our securities;

● a determination that our Common Stock is a “penny stock,” which will require brokers trading our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Stock;

● a limited amount of news and analyst coverage; and

● a decreased ability for us to issue additional securities or obtain additional financing in the future.

This is a best-efforts offering, no minimum amount of Units (and/or Pre-Funded Units, if any) is required to be sold, and we may not raise the amount of capital that we believe is required for our business plans.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the Units (and/or Pre-Funded Units, if any) in this offering. The Placement Agent has no obligation to buy any such securities from us or to arrange for the purchase or sale of any specific number or dollar amount of such securities. There is no required minimum number of such securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the Units (and/or Pre-Funded Units, if any) offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations. Thus, we may not raise the amount of capital that we believe is required for our operations and may need to raise additional funds. Such additional fundraises may not be available or available on terms acceptable to us.

The market price for our Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, and lack of profits, which could lead to wide fluctuations in our share price. You may be unable to sell your shares of Common Stock at or above the assumed public offering price attributed to the Common Stock included in the Units purchased in this offering or to the Common Stock issued upon exercise of the Warrants or Pre-Funded Warrants included in the Units and/or Pre-Funded Units in this offering, which may result in substantial losses to you.

The market for our Common Stock is characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our share price will continue to be more volatile than the shares of such larger, more established companies for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our Common Stock is, compared to the shares of such larger, more established companies, sporadically and thinly traded. The price for our Common Stock could, for example, decline precipitously in the event that a large number of our Common Stock is sold on the market without commensurate demand. Secondly, we are a speculative or “risky” investment due to our lack of profits to date. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares of Common Stock on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a large public float. Many of these factors are beyond our control and may decrease the market price of our Common Stock regardless of our operating performance.

You may experience future dilution as a result of future equity offerings and other issuances of our Common Stock or other securities. In addition, this offering and future equity offerings and other issuances of our Common Stock or other securities may adversely affect our Common Stock price.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per Unit or Pre-Funded Unit in this offering. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per Unit or Pre-Funded Unit paid by the investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock or securities convertible into Common Stock in future transactions may be higher or lower than the price per Unit or Pre-Funded Unit in this offering. You may incur dilution upon exercise of any outstanding warrants, conversion of any outstanding preferred stock or upon the issuance of shares of Common Stock under our equity incentive programs. In addition, the sale of securities in this offering and any future sales of a substantial number of shares of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect the price of our Common Stock. We cannot predict the effect, if any, that market sales of those shares of Common Stock or the availability of those shares for sale will have on the market price of our Common Stock.

Substantial future issuances and sales of shares of our Common Stock, including as a result of certain provisions contained in the Warrants, could cause the market price of our Common Stock to decline.

We expect that significant additional capital will be needed in the near future to continue our planned operations. Sales of a substantial number of shares of our Common Stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Common Stock.

Additionally, the Warrants also contain certain anti-dilutive provisions whereby (i) the exercise price of the Warrants will be reduced in the event of a subsequent issuance by the Company of Common Stock (or securities exercisable, convertible or exchangeable into Common Stock) to the price of such shares or securities in such subsequent issuance, subject to a floor price of 20% of the Nasdaq Minimum Price under its listing rule 5635(d) which is the lower of: (i) the closing price the Company’s shares of Common Stock (as reflected on Nasdaq.com) immediately preceding the signing of the Securities Purchase Agreement (as defined below); or (ii) the average closing price of the Company’s shares of Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Securities Purchase Agreement (as defined below) (the “Floor Price”), and (ii) the exercise price of the Warrants will be reduced in the event of a subsequent reverse stock split of Common Stock or similar share combination recapitalization event to the lowest VWAP (as defined in the Warrants) of the Common Stock within a set period before and after such split or other event, which price reduction in each case is subject to the Floor Price, and the number of shares of Common Stock issuable upon exercise of such Warrants upon such event will increase proportionately such that the aggregate exercise price of such Warrants remains the same. In the event that such Warrants are subsequently thus exercised, such issuances would result in substantial dilution to stockholders. See “Description of Securities That We Are Offering” for additional information. Furthermore, if previously issued warrants or options are exercised for Common Stock, you will experience further dilution. See “Description of Securities That We Are Offering” for additional information.

If and when a larger trading market for our Common Stock develops, the market price of our Common Stock is still likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares of Common Stock at or above the assumed public offering price of the shares of Common Stock included in the Units in this offering or the assumed public offering price of the Common Stock obtained upon exercise of the Warrants or Pre-Funded Warrants included in the Units and/or Pre-Funded Units in this offering.

The market price of our Common Stock may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

●	variations in our revenues and operating expenses;

●

actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our Common Stock, other comparable companies or our industry generally;

●	market conditions in our industry, the industries of our customers and the economy as a whole;

●	actual or expected changes in our growth rates or our competitors’ growth rates;

●	developments in the financial markets and worldwide or regional economies;

●	announcements of innovations or new products or services by us or our competitors;

●	announcements by the government relating to regulations that govern our industry;

●	sales of our Common Stock or other securities by us or in the open market;

●	changes in the market valuations of other comparable companies; and

●

other events or factors, many of which are beyond our control, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations, disrupt the operations of our suppliers or result in political or economic instability.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Common Stock may depend in part on the research and reports that securities or industry analysts may publish about us or our business, our market and our competitors. We do not have any control over such analysts. If one or more such analysts downgrade or publish a negative opinion of our Common Stock, our share price would likely decline. If analysts do not cover our Company or do not regularly publish reports on us, we may not be able to attain visibility in the financial markets, which could have a negative impact on our share price or trading volume.

We do not anticipate paying dividends on our Common Stock in the foreseeable future; you should not invest in our securities if you expect dividends.

The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors (“Board”) may consider relevant. If we do not pay dividends, our shares of Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

We currently intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Financial Industry Regulatory Authority, Inc. (“FINRA”) sales practice requirements may limit a stockholder’s ability to buy and sell our shares Common Stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for certain customers. FINRA requirements will likely make it more difficult for broker-dealers to recommend that their customers buy our shares of Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares of our Common Stock.

Our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management regarding the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

There is no public market for the Units, Pre-Funded Units, Warrants or Pre-Funded Warrants.

There is no established public trading market for the Units, Pre-Funded Units, Warrants or Pre-Funded Warrants offered hereby, and we do not expect a market to develop. In addition, we do not intend to apply to list such securities on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of such securities will be limited.

The Warrants and the Pre-Funded Warrants in this offering are speculative in nature.

Following this offering, the market value of each of the Warrants and the Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market value of each of the Warrants and the Pre-Funded Warrants will equal or exceed their respective imputed assumed public offering price. In the event that our Common Stock price does not exceed the respective exercise price of the Warrants or Pre-Funded Warrants during the period when such Warrants and Pre-Funded Warrants are exercisable, Warrants and Pre-Funded Warrants may not have any value. Furthermore, each Warrant will expire three years from its date of issuance.

Holders of each of the Warrants and Pre-Funded Warrants will not have rights of holders of our shares of Common Stock until such Warrants and Pre-Funded Warrants are exercised.

Neither the Warrants nor the Pre-Funded Warrants in this offering confer any rights of share ownership on their holders, but rather merely represent the right to acquire shares of Common Stock at a fixed price. Until holders of each of the Warrants and Pre-Funded Warrants acquire shares of Common Stock upon exercise of such Warrants and Pre-Funded Warrants, respectively, such holders will have no rights with respect to our shares of Common Stock underlying such Warrants and Pre-Funded Warrants.

If we are unable to maintain listing of our Common Stock on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell shares of Common Stock that they hold.

Our Common Stock is currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the Nasdaq continued listing standards. Although we are currently in compliance with such listing standards, we have, in the past, fallen out of compliance and may in the future fall out of compliance with such standards. If we are unable to maintain compliance with these Nasdaq requirements, our Common Stock will be delisted from Nasdaq.

In the event that our Common Stock is delisted from Nasdaq due to our failure to continue to comply with any requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in the shares of our Common Stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Open Market or the other markets operated by the OTC Markets Group Inc. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Stock, which could cause the price of our Common Stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

In the event that our Common Stock is delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our Common Stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our shares of Common Stock have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our Common Stock, which could severely limit the market liquidity of such shares of Common Stock and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

The price of the Common Stock and other terms of this offering have been determined by us together with our Placement Agent.

If you purchase our Common Stock or the Pre-Funded Warrants in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us together with our Placement Agent. The offering price for our Common Stock may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Common Stock that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Common Stock.

In addition, we will issue Warrants to purchase up to [●] shares of Common Stock (accounting for approximately [●]% of our currently issued and outstanding Common Stock). Such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. Additionally, we cannot assure you that the holders of such Warrants will be able to sell the shares of Common Stock at a price per share that is equal to or greater than the exercise price paid by such holders.

If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your investment.

Investors purchasing our securities in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Common Stock in this offering will incur immediate dilution of $[●] per share. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

USE OF PROCEEDS

Based upon an assumed offering price of $[●] per Unit (the last reported sale price of our Common Stock, as reported on the Nasdaq Capital Market on [●], 2026) and $[●] per Pre-Funded Unit (the assumed offering price per Unit less $0.001), we estimate that we will receive net proceeds from this offering of approximately $[●], assuming (i) the sale of all of the Units offered hereby, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Warrants, after deducting the Placement Agent’s fees, reimbursement of the Placement Agent’s expenses, and the estimated offering expenses payable by us. We will only receive additional proceeds from the exercise of the Warrants and Pre-Funded Warrants (if any Pre-Funded Units are sold) issuable in connection with this offering if such Warrants or Pre-Funded Warrants are exercised at their assumed exercise prices of $[●] per share and $0.001 per share, respectively, and the holders of such Warrants and/or Pre-Funded Warrants pay the exercise price of such Warrants and/or Pre-Funded Warrants in cash. Additionally, because this is a best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We plan to use the net proceeds from this offering for working capital and other general corporate purposes.

The precise amount and timing of the application of such net proceeds will depend upon our funding requirements and the availability and cost of other funds. Our management will have considerable discretion in the application of the net proceeds from this offering, and it is possible that we may allocate the proceeds differently than investors in the offering may desire or that we may fail to maximize the return on these proceeds. You will be relying on the judgment of our management with regard to the use of proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying dividends in the foreseeable future.

The payment of dividends on our Common Stock will be at the discretion of our Board, and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our future debt agreements, and other factors that our Board may deem relevant. See “Risk Factors - We do not anticipate paying dividends on our Common Stock in the foreseeable future; you should not invest in our securities if you expect dividends.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2026:

● on an actual basis;

● on a pro forma basis after giving effect to (i) the issuance of 478,852 shares of Common Stock to Streeterville Capital, LLC for aggregate gross proceeds of $290,000 (the “Streeterville Issuance”); (ii) the issuance of 42,857 shares of Common Stock in connection with the partial conversion of a convertible promissory note in the aggregate amount of $34,715 (the “Note Conversion”); and (iii) the issuance of 2,000,000 shares of Common Stock to AI Geometric Ltd pursuant to that certain second stock purchase agreement, dated April 29, 2026, by and between the Company and such entity (the “April 2026 Issuance”); and

● on a pro forma as adjusted basis to give effect to the issuance and sale of [●] Units at an assumed offering price of $[●] per Unit, after deducting the Placement Agent’s fees and estimated offering expenses payable by us, assuming no sale of any Pre-Funded Units and no exercise of the Warrants.

You should read this capitalization table together with “Use of Proceeds” in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	As of March 31, 2026
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$34,708	$34,708

Stockholders’ Equity:
Preferred stock, par value $0.01 per share: 1,000,000 shares authorized, no shares issued and outstanding - actual, pro forma and pro forma as adjusted	-	-	-
Common Stock, par value $0.01 per share: 45,000,000 shares authorized, 10,244,837 shares issued and 10,244,785 shares outstanding - actual, 12,776,546 shares issued and 12,776,494 shares outstanding - pro forma, and [●] shares issued and [●] shares outstanding - pro forma as adjusted	$102,449	$127,666
Additional paid-in capital	$124,573,965	$126,233,462
Accumulated deficit	$(110,720,671)	$(110,720,671)
Total stockholders’ equity	$13,350,371	$15,035,086

Total capitalization	$13,350,371	$15,035,086

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual offering price and other terms of this offering determined at pricing.

The total number of shares of our Common Stock reflected in the discussion and tables above is based on 10,244,785 shares of our Common Stock outstanding as of March 31, 2026, which number of outstanding shares excludes as of such date: (i) an aggregate of 435,189 shares of Common Stock issuable upon vesting of restricted stock units that were issued pursuant to the Company’s 2023 Equity Compensation Plan, (ii) the exercise of outstanding options to purchase up to an aggregate of 1,500 shares of Common Stock at a weighted average exercise price of $44.60 per share, and (iii) the exercise of any Warrants, as well as Pre-Funded Warrants, if any, issued in connection with this offering.

DILUTION

If you invest in the securities being offered by this prospectus, your interest will be diluted immediately to the extent of the difference between the public offering price per Unit and the pro forma as adjusted net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of March 31, 2026 was $3,459,248, or $0.34 per share of our Common Stock. Historical net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of shares of our Common Stock outstanding as of March 31, 2026.

After giving effect to the Streeterville Issuance, the Note Conversion and the April 2026 Issuance, our pro forma net tangible book value as of March 31, 2026 would have been approximately $5,143,963, or approximately $0.40 per share.

After giving effect to the pro forma events listed above as well as (i) the sale of [●] Units at the assumed public offering price of $[●] per Unit (the closing sale price of our Common Stock on Nasdaq on [●], and assuming no sale of any Pre-Funded Units and no exercise of the Warrants issued in connection with this offering), after deducting the Placement Agent fees and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $[●] or approximately $[●] per share. This represents an immediate decrease in net tangible book value of approximately $[●] per share to our existing stockholders and an immediate dilution of approximately $[●] per share to purchasers of our securities in this offering, as illustrated by the following table:

Assumed public offering price per Unit	$	[●]
Net tangible book value per share, as of March 31, 2026, before giving effect to this offering		$0.34
Pro forma net tangible book value per share at March 31, 2026, before giving effect to this offering		$0.40
Increase in net tangible book value per share		$0.06
Increase (decrease) in pro forma net tangible book value (deficit) per share attributable to new investors in this offering	$	[●]
Pro forma as adjusted net tangible book value per share, after this offering	$	[●]
Dilution to pro forma as adjusted net tangible book value per share to investors in this offering	$	[●]

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

The total number of shares of our Common Stock reflected in the discussion and tables above is based on 10,244,785 shares of our Common Stock outstanding as of March 31, 2026, which number of outstanding shares excludes as of such date: (i) an aggregate of 435,189 shares of Common Stock issuable upon vesting of restricted stock units that were issued pursuant to the Company’s 2023 Equity Compensation Plan, (ii) the exercise of outstanding options to purchase up to an aggregate of1,500 shares of Common Stock at a weighted average exercise price of $44.60 per share, and (iii) the exercise of any Warrants, as well as Pre-Funded Warrants, if any, issued in connection with this offering.

To the extent that our outstanding warrants or options are exercised, you could experience further dilution. To the extent that we raise additional capital through the sale of additional equity, the issuance of any of our shares of Common Stock could result in further dilution to our stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 28, 2026, information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;

●	each of our named executive officers;

●	each of our directors; and

●	all of our executive officers and directors as a group.

The percentage ownership information shown in the table prior to this offering is based upon 12,776,546 shares of Common Stock issued and 12,776,494 shares of Common Stock outstanding as of May 28, 2026. The percentage ownership information shown in the table after this offering is based upon [●] shares of Common Stock (based on the sale of [●] shares of Common Stock included in the Units in this offering, at an assumed public offering price of $[●] per Unit), issued and outstanding as of such date, assuming the sale of all Units offered hereby, and assuming no sale of any Pre-Funded Units and no exercise of any Warrants issued in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including securities that are convertible into or exercisable for shares of Common Stock within sixty (60) days of May 28, 2026. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown that they beneficially own, subject to community property laws where applicable.

For purposes of computing the percentage of outstanding shares of our Common Stock held by each holder or group of holders named above, any shares of Common Stock that such holder or holders has the right to acquire within sixty (60) days of May 28, 2026 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other holder. The inclusion herein of any shares of Common Stock listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise noted below, the address for each person or entity listed in the table is c/o Professional Diversity Network, 55 E. Monroe, Suite 2120, Chicago, Illinois 60603.

	Common Stock Beneficially Owned Prior to the Offering		Common Stock Beneficially Owned After the Offering
		%		%
Name of Beneficial Owner	Shares	(1)(2)	Shares	(1) (2)
5% Stockholders:
AI Geometric Ltd (3)	2,000,000	15.7%
SHOHAN EVENT ORGANIZERS CO. L.L.C(4)	927,600	7.3%	927,600	[	●]%
DEEPTRADE PTY LTD(5)	898,000	7.0%	898,000	[	●]%
B&W CAPITAL GROUP LLC(6)	550,000	4.3%	550,000	[	●]%

Directors and executive officers:
Xun Wu, Chief Executive Officer	-	-	-	-
Yiran Gu, Chief Financial Officer	33,318	*	33,318	*
Hao (Howard) Zhang, Chairman of the Board	20,204	*	20,204	*
Shaikh Ali Sultan AI Nuaimi, Director	-	-	-	-
Wai Kee Cheung, Director	-	-	-	-
Haixia Lu, Director	-	-	-	-
Tai Song, Director	-	-	-
Sze Lok Patrick Wong	-	-	-
Directors and Executive Officers as a Group (8 persons)	53,522	*	53,522	*

*	Less than 1%

(1)

The number of shares owned and the beneficial ownership percentages set forth in these columns are based on 12,776,546 shares of Common Stock issued and 12,776,494 shares of Common Stock outstanding as of May 28, 2026. Shares of Common Stock issuable pursuant to options or warrants currently exercisable or exercisable within sixty (60) days are considered outstanding for purposes of computing the percentage beneficial ownership of the holder of such options or warrants; they are not considered outstanding for purposes of computing the percentage of any other stockholder.

(2)	Percentage of total voting power represents voting power with respect to all shares of Common Stock. The holders of our Common Stock are entitled to one vote per share.

(3)

Represents 2,000,000 shares of Common Stock held AI Geometric Ltd. Jingfeng Zeng has voting and investment control over the securities held by AI Geometric Ltd. The principal business address of AI Geometric Ltd. is Flat 10, 6 Exchange Gardens, London, SW8 1DF, United Kingdom.

(4)

Represents 927,600 shares of Common Stock held by SHOHAN EVENT ORGANIZERS CO. L.L.C. Antony Kimemia Kuria has voting and investment control over the securities held by SHOHAN EVENT ORGANIZERS CO. L.L.C. The principal business address of SHOHAN EVENT ORGANIZERS CO. L.L.C. is Office No. P2A-E10, Dubai Industrial City, Seih Shuaib 3, Dubai, United Arab Emirates.

(5)

Represents 898,000 shares of Common Stock held by DEEPTRADE PTY LTD. Liu Yang has voting and investment control over the securities held by DEEPTRADE PTY LTD. The principal business address of DEEPTRADE PTY LTD is Unit 811, 2 Quay Street, Haymarket NSW 2000, Australia.

(6)

Represents 550,000 shares of Common Stock held by B&W CAPITAL GROUP LLC. Youjun Guo has voting and investment control over the securities held by B&W CAPITAL GROUP LLC. The principal business address of B&W CAPITAL GROUP LLC is 1209 Orange St, Wilmington, New Castle County, Delaware 19801.

DESCRIPTION OF SECURITIES THAT WE ARE OFFERING

We are offering (A) up to [●] Units at an assumed offering price of $[●] per Unit, each Unit consisting of one share of our Common Stock and one Warrant; and (B) up to [●] Pre-Funded Units at an assumed offering price of $[●]per Pre-Funded Unit, each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Warrant. The Units and Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of our Common Stock included in the Units will be issued separately from the Warrants included in the Units, and the Pre-Funded Warrants included in the Pre-Funded Units will be issued separately from the Warrants included in the Pre-Funded Units. We are also registering the shares of our Common Stock issuable from time to time upon exercise of the Warrants and Pre-Funded Warrants offered hereby.

The following descriptions of our Common Stock, Warrants and Pre-Funded Warrants, and certain provisions of our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), our second amended and restated bylaws (“Bylaws”) and Delaware law are summaries and are qualified in their entirety by the full text of each relevant document. You should also refer to our Certificate of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Our authorized capital stock consists of 45,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of May 28, 2026, there were an aggregate of 12,776,546 shares of Common Stock issued and 12,776,494 shares of Common Stock outstanding, held by 63 stockholders of record (which do not include shares of Common Stock held in street name), and no preferred stock authorized, issued or outstanding.

Common Stock

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our Common Stock are entitled to receive dividends, including dividends of our stock, if, as and when declared by our board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our Common Stock will be entitled to share ratably in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of our Common Stock is entitled to one vote for each share registered in the holder’s name. Holders of our Common Stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our Common Stock to transfer the holder’s shares of our Common Stock.

The rights, powers, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

Effect of Issuance of Preferred Stock

Our Board is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. None of such authorized shares are presently outstanding. With respect to each such series, our Board has the authority to fix the designation, powers, preferences, relative rights, qualifications and restrictions of such series. In particular, our Board has authority with respect to each series of preferred stock to determine the number of shares constituting such series and the distinctive designation of such series, dividend rate and relative rights of priority of payment of dividends, voting rights, conversion rights, terms of redemption, terms and amount of any sinking fund, rights upon liquidation, dissolution or winding up, and relative rights of priority of payment and any other relative rights, preferences and limitations of the shares of such series.

Our Board may from time to time increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of such series then outstanding, by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof and restoring such unissued shares to the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. Unless required by law or by any stock exchange on which our Common Stock is listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders.

The rights of the holders of our Common Stock would be subject to the rights of holders of any preferred stock issued in the future. The effects of such issuance, among other things, could include dilution in the voting power of the Common Stock if the preferred stock has voting rights and the reduction or restriction of the rights of holders of Common Stock to receive a payment in the event of our liquidation, dissolution or winding up. The issuance of preferred stock may render more difficult or expensive or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Law

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	the transaction is approved by the Board before the date the interested stockholder attained that status;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●

on or after such time the business combination is approved by the Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Certificate of Incorporation and Our Bylaws

Provisions of our Certificate of Incorporation and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock.

Among other things, our Certificate of Incorporation and Bylaws:

●

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

●	provide that our Certificate of Incorporation may be amended by the affirmative vote of the holders of at a majority of our then outstanding voting stock;

●

provide that special meetings of our stockholders may only be called by a chairperson, a majority of the directors then in office, our Chief Executive Officer (or our President in the absence of our Chief Executive Officer), or stockholders holding at least 25% or more of the total voting power of the outstanding shares of capital stock of the Company entitled to vote; and

●	provide that our Bylaws can be amended by our Board.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Transhare Corporation, with its business address at 17755 North US Highway 19, Suite 140, Clearwater, FL 33764and its telephone number is (303) 662-1112.

Nasdaq Listing

Our Common Stock is listed on Nasdaq under the symbol “IPDN”.

Pre-Funded Warrants and Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants and Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Pre-Funded Warrant and the form of Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant and form of Warrant. The Pre-Funded Warrants and Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is three years after their issuance. Each of the Warrants and the Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Common Stock purchased upon such exercise (except in the case of a cashless exercise, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event we do not deliver shares of Common Stock upon exercise of the warrants within the time periods specified in the warrants. No fractional share of Common Stock will be issued in connection with the exercise of a warrant.

Cashless Exercise. The holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Pre-Funded Warrant. If a registration statement registering the issuance of the Common Stock underlying the Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants or Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants or Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-Funded Warrants is $0.001 per share. Each Warrant offered hereby will have an initial exercise price per share equal to $[●] ([●]% of the offering price of each Unit in this offering). The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock.

The exercise price and the number of shares issuable under the Warrants will be proportionately adjusted in the event of certain transactions involving our Common Stock, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Common Stock (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Warrants are outstanding, the Company sell, enter into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any shares of Common Stock or securities convertible or exercisable into shares of Common Stock, except for certain exempt issuance (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Warrant in effect immediately prior to such Subsequent Equity Sale, the exercise price of the Warrant shall be reduced to an amount equal to the price of the Subsequent Equity Sale.

In no event shall the exercise price of the Warrants be reduced below a floor price of $[●], as adjusted for share dividends, share splits, stock combinations and other similar transactions.

Transferability. Subject to applicable laws, the Warrants and Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Warrants or the Pre-Funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Rights as a Shareholder. Except as otherwise provided in the Warrants or the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of Common Stock, the holder of a Warrant or Pre-Funded Warrant does not have the rights or privileges of a holder of shares of Common Stock, including any voting rights, until the issuance of shares of Common Stock upon exercise of the Warrants or Pre-Funded Warrants. Holders of Pre-Funded Warrants have the right to participate in dividends and holders of Pre-Funded Warrants and Warrants have the right to participate in certain distributions as specified in the Pre-Funded Warrants and Warrants.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock or 50% of the voting power represented by our outstanding Common Stock, the holders of Warrants and Pre-Funded Warrants will be entitled to receive upon exercise of such warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Governing Law. The Pre-Funded Warrants and the Warrants are governed by New York law.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATION

The following is a summary of certain material U.S. federal income tax considerations of the acquisition, ownership and disposition of the Units and Pre-Funded Units (which units or components thereof we sometimes refer to as our “securities” and holders thereof as “holders”), and the acquisition, ownership, exercise, expiration or disposition of the Warrants, to U.S. Holders and Non-U.S. Holders (as defined herein) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

Because the shares of Common Stock and the Warrant components of a Unit, and the Pre-Funded Warrant and the Warrant components of a Pre-Funded Unit, are generally separable at the option of the holder, the holder of a Unit and/or Pre-Funded Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying shares of Common Stock or Pre-Funded Warrant and Warrant components. As a result, the discussion below with respect to holders of our shares of Common Stock or Pre-Funded Warrants and Warrants should also apply to holders of Units and/or Pre-Funded Units (as the deemed owners of the underlying components that constitute the Units and/or the Pre-Funded Units).

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, estate or gift tax, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, or other financial institutions;

●	tax-exempt, or government organizations;

●	brokers, or dealers in securities or currencies;

●	subchapter S corporations;

●	grantor trusts;

●	taxpayers that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that directly, indirectly, or constructively own more than five percent of our stock (by vote or value);

●	certain U.S. expatriates, citizens, or former long-term residents of the United States;

●	persons who hold our shares of Common Stock or Warrants as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

●	persons who do not hold our Common Stock or Warrants as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

●	persons deemed to sell our Common Stock or Warrants under the constructive sale provisions of the Code;

●	pension plans;

●	investors in any such entities;

●	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

●	integral parts or controlled entities of foreign sovereigns;

●	controlled foreign corporations;

●	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

●	persons that acquire our Common Stock or Warrants as compensation for services.

In addition, if a partnership (including any entity or arrangement classified as a partnership) for U.S. federal income tax purposes holds our securities, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, such partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the acquisition, ownership, and disposition of our securities.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the acquisition, ownership and disposition of our securities arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a U.S. Holder

For purposes of this summary, a “U.S. Holder” is any beneficial owner of our securities that is a “U.S. person,” and is not a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	a citizen or individual resident of the United States,

●

a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia,

●	an estate whose income is subject to United States federal income tax regardless of its source, or

●

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has otherwise elected to be treated as a United States person under the Code

Allocation of Purchase Price and Characterization of a Unit

No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for U.S. federal income tax purposes, and therefore, that treatment is not entirely clear. The available authorities, however, generally support the treatment of the acquisition of a Unit or Pre-Funded Unit for U.S. federal income tax purposes as the acquisition of one share of our Common Stock or Pre-Funded Warrants, as applicable, and one Warrant. We intend to treat the acquisition of a Unit and/or Pre-Funded Unit in this manner and, by purchasing a Unit or Pre-Funded Unit, you agree to adopt such treatment for tax purposes. For U.S. federal income tax purposes, each holder of a Unit or Pre-Funded Unit must allocate the purchase price paid by such holder for such Unit or Pre-Funded Unit between the share of our Common Stock or Pre-Funded Warrant, as applicable, and the Warrants based on the relative fair market value of each at the time of issuance. The price allocated to each share of our Common Stock or each Pre-Funded Warrant, and Warrant generally should be the stockholder’s initial tax basis in such share of our Common Stock or Pre-Funded Warrant, and Warrant. Any disposition of a Unit or Pre-Funded Unit generally should be treated for U.S. federal income tax purposes as a disposition of a share of our Common Stock or Pre-Funded Warrant, as applicable, and Warrants comprising the Unit and Pre-Funded Unit, and the amount realized on the disposition should be allocated between the share of Common Stock or Pre-Funded Warrant, as applicable, and the Warrants based on their respective relative fair market values. The separation of a share of our Common Stock or Pre-Funded Warrant and the Warrant constituting a Unit or Pre-Funded Unit, as applicable, generally should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the Unit and Pre-Funded Unit and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units or Pre-Funded Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisor regarding the tax consequences of an investment in a Unit or Pre-Funded Unit (including alternative characterizations thereof). The balance of this discussion assumes that the characterization of the Units and Pre-Funded Units described above is respected for U.S. federal income tax purposes.

Income Tax Treatment of Pre-Funded Warrants

Although not entirely free from doubt, we expect a Pre-Funded Warrant to be treated as Common Stock for U.S. federal income tax purposes and, if so treated, a holder of Pre-Funded Warrants therefore should generally be taxed in the same manner as a holder of a share of our Common Stock, as described below. Under such treatment, no gain or loss should be recognized upon the exercise of a Pre-Funded Warrant and, upon exercise, the holding period of a Pre-Funded Warrant should carry over to the shares of Common Stock received. Similarly, under such treatment, the tax basis of the Pre-Funded Warrant should carry over to the shares of Common Stock received upon exercise, increased by the exercise price of $0.001 per share.

In certain circumstances, the Pre-Funded Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of a cashless exercise of Pre-Funded Warrants into common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of Pre-Funded Warrants described in the preceding paragraph. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Pre-Funded Warrants.

Each prospective investor is urged to consult its tax advisors regarding the tax risks associated with the acquisition of Pre-Funded Warrants pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes and the discussion below, to the extent it pertains to shares of our Common Stock, is generally intended also to pertain to Pre-Funded Warrants.

U.S. Holders

Distributions on Common Stock

As discussed above under “Dividend Information - Dividend Policy,” we do not currently expect to make distributions on our Common Stock. In the event that we do make distributions of cash or other property, distributions paid on Common Stock, other than certain pro rata distributions of Common Stock, generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in the Common Stock. Any remaining excess will be treated as a capital gain. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at preferential rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of such preferential tax rate on dividends in their particular circumstances. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.

A holder of a Pre-Funded Warrant should consult its tax advisor regarding the tax treatment of any distribution with respect to such Pre-Funded Warrant that is held in abeyance in connection with any applicable beneficial ownership cap.

Constructive Dividends on the Warrants

Under Section 305 of the Code, an adjustment to the number of shares of Common Stock that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our stockholders). Adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not result in a constructive distribution. Any constructive distributions would generally be subject to the tax treatment described above under “Distributions on Common Stock.”

Sale or Other Disposition of Common Stock

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Common Stock generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Common Stock for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Common Stock disposed of and the amount realized on the disposition (or, if the shares of Common Stock, Pre-Funded Warrants, and Warrants are held as part of Units or Pre-Funded Units, as applicable, at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the shares of Common Stock, Pre-Funded Warrants, and Warrants based upon the then fair market values of the shares of Common Stock or Pre-Funded Warrants, and Warrants included in the Units or Pre-Funded Units, as applicable). Long-term capital gains recognized by non-corporate U.S. Holders will be subject to preferential tax rates. The deductibility of capital losses is subject to limitations.

Sale or Other Disposition, Exercise or Expiration of Warrants

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Warrant (other than by exercise) generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Warrant for more than one year at the time of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Warrants disposed of and the amount realized on the disposition.

In general, a U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a Warrant by payment of the exercise price, except to the extent of cash paid in lieu of a fractional share. A U.S. Holder’s tax basis in a share of Common Stock received upon exercise will be equal to the sum of (1) the U.S. Holder’s tax basis in the Warrant and (2) the exercise price of the Warrant. A U.S. Holder’s holding period in the stock received upon exercise will commence on the day or the day after such U.S. Holder exercises the Warrant. No discussion is provided herein regarding the U.S. federal income tax treatment on the exercise of a Warrant on a cashless basis, and U.S. Holders are urged to consult their tax advisors as to the exercise of a Warrant on a cashless basis.

If a Warrant expires without being exercised, a U.S. Holder generally will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. This loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the Warrant is more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following is a general discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to their ownership and disposition of our securities issued pursuant to this offering. All prospective Non-U.S. Holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities. In general, a Non-U.S. Holder means a beneficial owner of our Common Stock (other than a partnership (including any an entity or arrangement treated as a partnership) for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends on our Common Stock in the foreseeable future. If we make distributions on our Common Stock or on the Warrants (as described above under “Constructive Dividends on Warrants”), those payments generally will constitute dividends for U.S. federal income tax purposes to the extent we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our Common Stock or the Warrants, as applicable, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock or Warrants.” Any such distributions would be subject to the discussions below regarding back-up withholding and the Foreign Account Tax Compliance Act, or FATCA.

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and that are not eligible for relief from U.S. (net basis) income tax under an applicable income tax treaty generally are exempt from the (gross basis) withholding tax described above. To obtain this exemption from withholding tax, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, if not eligible for relief under a tax treaty, would not be subject to a withholding tax, but would be taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and if, in addition, the Non-U.S. Holder is a corporation, may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Exercise or Expiration of Warrants

In general, a Non-U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a Warrant by payment of the exercise price, except possibly to the extent of cash paid in lieu of a fractional share. However, no discussion is provided herein regarding the U.S. federal income tax treatment on the exercise of a Warrant on a cashless basis, and Non-U.S. Holders are urged to consult their tax advisors as to the exercise of a Warrant on a cashless basis.

If a Warrant expires without being exercised, a Non-U.S. Holder that is engaged in a U.S. trade or business to which any income from the Warrant would be effectively connected or who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the expiration occurs (and certain other conditions are met) generally will recognize a capital loss in an amount equal to such Non-U.S. Holder’s tax basis in the Warrant. The amount paid to purchase our Common Stock and Warrants will be apportioned between them in proportion to the respective fair market values of the Common Stock and Warrants, and the apportioned amount generally will be the initial tax basis of the Common Stock and Warrants, respectively. The fair market value of our Common Stock for this purpose will generally be its trading value immediately after issuance.

Gain on Sale, Exchange or Other Disposition of Our Common Stock or Warrants

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock or the Warrants unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and not eligible for relief under an applicable income tax treaty, in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items;

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties); or

●	we are a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our Common Stock or the Warrants. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Common Stock will not be subject to United States federal income tax if (A) in the case of our Common Stock, (a) shares of our Common Stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, and (b) the Non-U.S. Holder owns or owned, actually and constructively, 5% or less of the shares of our Common Stock throughout the five-year period ending on the date of the sale or exchange; and (B) in the case of the Warrants, either (a)(i) shares of our Common Stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, (ii) the Warrants are not considered regularly traded on an established securities market and (iii) the Non-U.S. Holder does not own, actually or constructively, Warrants with a fair market value greater than the fair market value of 5% of the shares of our Common Stock, determined as of the date that such Non-U.S. Holder acquired its Warrants, or (b)(i) the Warrants are considered regularly traded on an established securities market, and (ii) the Non-U.S. Holder owns or owned, actually and constructively, 5% or less of the Warrants throughout the five-year period ending on the date of the sale or exchange. The Warrants are not expected to be regularly traded on an established securities market. If the foregoing exception does not apply, and we are a USRPHC, such Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with distributions on our Common Stock or constructive dividends on the Warrants, and the proceeds of a sale or other disposition of the Common Stock or the Warrants. A non-exempt U.S. Holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding.

A Non-U.S. Holder may be subject to U.S. information reporting and backup withholding on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person (within the meaning of the Code). The certification requirements generally will be satisfied if the Non-U.S. Holder provides the applicable withholding agent with a statement on the applicable IRS Form W-8BEN or IRS Form W-8BEN-E (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such Non-U.S. Holder is not a U.S. Person. In addition, the amount of distributions on common stock or constructive dividends on common stock paid to a Non-U.S. Holder, and the amount of any U.S. federal tax withheld therefrom, must be reported annually to the IRS and the holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Payment of the proceeds of the sale or other disposition of the Common Stock or the Warrants to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of the Common Stock or the Warrants to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

FATCA imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of, our Common Stock or the Warrants paid to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Common Stock or the Warrants. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our Common Stock or the Warrants, and the possible impact of these rules on the entities through which they hold our Common Stock or the Warrants, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE PRECEDING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, PRE-FUNDED WARRANTS AND WARRANTS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we engaged Maxim Group LLC (“Maxim”, or the “Placement Agent”) to act as our placement agent on a reasonable best efforts basis in connection with this offering. The Placement Agent is not purchasing or selling any such securities, nor is Maxim required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for the sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent, and prospective investors. The placement agency agreement does not give rise to any commitment by the Placement agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the placement agency agreement. Further, the Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with this offering.

We entered into a securities purchase agreement (the “Securities Purchase Agreement”) directly with each investor in connection with this offering and we may not sell the entire amount, or any amount, of securities offered pursuant to this prospectus. The form of the Securities Purchase Agreement is included as an exhibit to the registration statement of which this prospectus is a part. We have agreed to indemnify the investors against certain losses resulting from our breach of any of our representations, warranties, or covenants under agreements with the purchasers as well as under certain other circumstances described in the Securities Purchase Agreement. If any investors do not enter into a securities purchase agreement with the Company, they shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

We will deliver the shares of Common Stock being issued to the purchasers electronically and will electronically deliver to such investors electronic warrant certificates for each of the Pre-Funded Warrants and the Warrants sold in this offering, upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We intend to complete one closing of this offering.

Fees and Expenses

We have agreed to pay to the Placement Agent a cash fee equal to six percent (6%) of the aggregate gross proceeds raised in this offering.

We have also agreed to pay or reimburse the Placement Agent up to $75,000 (in the event of a closing and up to $50,000 in the event that there is not a closing) for its actual and accountable out-of-pocket expenses related to the offering, including any fees and disbursements of the Placement Agent’s legal counsel and, if applicable, any electronic road show service used in connection with the offering.

We estimate the total expenses payable by us for this offering to be approximately $[●], which amount includes (i) a Placement Agent’s fee of approximately $[●], assuming the sale of all of the Units we are offering; (ii) the reimbursement of Placement Agent’s expenses in the amount of $75,000 in connection with this offering (in the event of a closing); and (iii) other estimated expenses of approximately $[●] which include legal, accounting, printing costs and various fees associated with the registration of the securities.

Lock-Up Agreements

Each of our directors, executive officers, any other holder(s) of five percent (5.0%) or more of our outstanding shares of Common Stock as of the effective date of this registration statement (and all holders of securities exercisable for or convertible into shares of Common Stock) has agreed, subject to certain exceptions, to a 90 day “lock-up” period from the closing of this offering with respect to the Common Stock that they beneficially own. This means that, for a period of 90 days following the closing of the offering, such persons may not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the Placement Agent, including the issuance of shares upon the exercise of currently outstanding options approved by the Placement Agent.

We have also agreed to similar restrictions on the issuance, sale, disposal and registration of our securities for 90 days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Placement Agent.

The Placement Agent has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Placement Agent may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

Our Common Stock is currently listed on the Nasdaq Capital Market under the symbol “IPDN”. There is no established public trading market for the Pre-Funded Warrants or the Warrants, and we do not plan to list the Pre-Funded Warrants or the Warrants on the Nasdaq Capital Market or any other securities exchange or trading market. Without an active trading market, the liquidity of the Pre-Funded Warrants and the Warrants will be limited.

Right of First Refusal

Subject to our right to terminate the Placement Agent’s engagement for cause pursuant to FINRA Rule 5110(g)(5)(B), we have granted the Placement Agent a right of first refusal, for a period of 90 days from the closing of this offering, to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked, convertible or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such 90-day period of the Company, or any successor to or any subsidiary of the Company (the “Right of First Refusal”), which is exercisable in the Placement Agent’s sole discretion. The Company will not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain Maxim. Such offer will be made in writing in order to be effective. Maxim will notify the Company within 10 business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If Maxim should decline such retention, the Company will have no further obligations to Maxim with respect to the offering for which it has offered to retain Maxim.

Tail Fee

Upon the closing of this offering, or if the engagement period as provided in the engagement letter between us and the Placement Agent ends prior to a closing of an offering (other than a termination for cause), then if within 6 months following such time, we complete any financing of equity, equity-linked, convertible or debt or other capital-raising activity with, or receive any proceeds from, any investors that were actually contacted or introduced by the Placement Agent during the period starting on May 5, 2026 and ending on October 31, 2026, then the Company shall pay to the Placement Agent a commission of 6%, in each case only with respect to the portion of such financing received from such investors.

Certain Relationships

Maxim and its affiliates have provided, and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement, or to contribute to payments that the placement agency may be required to make in respect of those liabilities.

Determination of Offering Price

The actual offering price of the securities we are offering will be negotiated between us, the Placement Agent and the investors in the offering based on the trading price of our Common Stock prior to the offering, among other things. Other factors considered in determining the offering price of the securities we are offering include our history and prospects, the industry in which we operate, our past and present operating results, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Affiliations

The Placement Agent and its affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agent and its affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business, for which they may receive customary fees and expenses. In the ordinary course of their various business activities, the Placement Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The Placement Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with this offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as Placement Agent and should not be relied upon by investors.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting commissions or discounts under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia within 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the Placement Agent are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Stock in, from or otherwise involving the United Kingdom.

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Loeb & Loeb LLP, New York, New York. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the Placement Agent by Hunter Taubman Fischer & Li LLC, New York, New York.

EXPERTS

SR CPA & Co. (“SR CPA”), an independent certified public accounting firm, audited our consolidated financial statements for the years ended December 31, 2025. Sassetti LLC (“Sassetti”), an independent certified public accounting firm, audited our consolidated financial statements for the year ended December 31, 2024. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on the report of SR CPA and Sassetti, respectively, which each contains an explanatory paragraph related to substantial doubt about the ability of Professional Diversity Network, Inc. to continue as a going concern as described in Note 2 to the consolidated financial statements, given on their authority as experts in accounting and auditing.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in our Current Report on Form 8-K filed on August 4, 2025 (the “August 2025 8-K”), on July 30, 2025, the Company received a resignation letter from Sassetti, the then independent registered public accounting firm for the Company, stating that its resignation from its role as the Company’s independent registered public accounting firm on July 24, 2025. The Company and Sassetti engaged in initial communications regarding the resignation on July 24, 2025, and the Company received the executed resignation letter on July 30, 2025 following the settlement of outstanding payments and logistical matters between the parties. Sassetti’s decision to resign as auditor for the Company was based upon scheduling conflict and its resources and not based upon any issues related to the Company’s audit. The Board did not participate in Sassetti’s decision to resign.

The reports of Sassetti on the Company’s financial statements as of and for the two fiscal years ended December 31, 2024 and December 31, 2023, did not contain an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope or accounting principles, except that each report on the Company’s consolidated financial statements contained an explanatory paragraph regarding the Company’s ability to continue as a going concern due to its recurring losses from operations and net capital deficiency.

During the Company’s two fiscal years ended December 31, 2024 and December 31, 2023, and the subsequent interim period through Sassetti’s resignation, there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions under the Exchange Act) between the Company and Sassetti on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Sassetti, would have caused Sassetti to make reference to the subject matter of the disagreements in connection with its reports on financial statements of the Company for such years. During this same period, there were no “reportable events” (within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions under the Exchange Act).

The Company has provided Sassetti with a copy of the foregoing disclosures and has requested that Sassetti furnish the Company with a letter addressed to the SEC, which is incorporated by reference in Exhibit 16.1 to the August 2025 8-K, stating whether it agrees with such disclosures made by the Company set forth above, and, if not, stating the respects in which it does not agree.

The Company has engaged SR CPA, a Public Company Accounting Oversight Board registered firm, as the independent registered public accounting firm for the Company, effective on July 31, 2025. The Audit Committee of the Company approved the engagement of SR CPA.

During the Company’s two fiscal years ended December 31, 2023 and December 31, 2022 and the subsequent interim period prior to the engagement of SR CPA, neither the Company, nor anyone on the Company’s behalf, consulted with SR CPA regarding either: (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K, Item 304(a)(1)(iv) and the related instructions) or reportable event (as defined in Regulation S-K, Item 304(a)(1)(v)).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the website of the SEC referred to above. We also maintain a website at www.ipdnusa.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the filed documents listed below (excluding those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K), except as superseded, supplemented or modified by this prospectus or any subsequently filed document incorporated by reference herein as described below:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026;

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 15, 2026;

●	our Current Reports on Form 8-K filed with the SEC on April 29, 2026 and April 30, 2026;

●	our Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders to be held on June 23, 2026, filed with the SEC on April 30, 2026; and

●

the description of our common stock contained in Exhibit 4.2 to our Registration Statement on Form S-3 (File No. 333-260316), filed with the SEC on October 18, 2021, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act: (i) on or after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement, and (ii) on or after the date of this prospectus but before the completion or termination of this offering (excluding any information not deemed “filed” with the SEC). Any statement contained in a previously filed document is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in a subsequently filed document incorporated by reference herein modifies or supersedes the statement, and any statement contained in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently filed document incorporated by reference herein modifies or supersedes the statement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all documents incorporated by reference into this prospectus, including exhibits to such documents. Requests should be directed to:

Professional Diversity Network, Inc.

55 E. Monroe Street, Suite 2120

Chicago, Illinois 60603

investors@ipdn.com

+1 (312) 614-0950

Copies of these filings are also available through the “Investor Relations” section of our website at www.ipdnusa.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.

UP TO [●] UNITS

EACH UNIT CONSISTING OF

ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

UP TO [●] PRE-FUNDED UNITS

EACH PRE-FUNDED UNIT CONSISTING OF

ONE PRE-FUNDED WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK AND

ONE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

UP TO [●] SHARES OF COMMON STOCK UNDERLYING THE WARRANTS AND THE PRE-FUNDED WARRANTS

Professional Diversity Network, Inc.

PRELIMINARY PROSPECTUS

__________, 2026

Through and including , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the registrant. All of such fees and expenses, except for the U.S. Securities and Exchange Commission (“SEC”) registration and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee, are estimated:

SEC registration fee	$
Transfer agent and registrar fees and expenses	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of Section 145 of the DGCL.

Article VII of our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”) and Article VIII of our second amended and restated bylaws (“Bylaws”) provide for indemnification to the fullest extent authorized by the DGCL for any person who is or was a party or threatened to be made a party to any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director or officer of Professional Diversity Network, Inc. (the “Company”) or while a director or officer of the Company is or was serving at the request of the Company as a director, officer, employee or agent of any other enterprise. Such indemnification is provided only if the director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

As permitted under Section 102(b)(7) of the DGCL, Article VI of the our Certificate of Incorporation further provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The foregoing is only a general summary of certain aspects of the DGCL, the our Certificate of Incorporation and the our Bylaws dealing with indemnification and exculpation of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the DGCL, Section 102(b)(7) of the DGCL, Articles VI and VII of our Certificate of Incorporation and Article VIII of our Bylaws.

Pursuant to the Company’s Certificate of Incorporation and Bylaws, the Company may maintain a directors’ and officers’ insurance policy which insures the directors and officers of the Company against liability asserted against such persons in such capacity whether or not the Company would have the power to indemnify such person against such liability under the DGCL.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of all of our securities sold by us within the past three years which were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and gives effect to the reverse stock split of the common stock, par value $0.01 per share, of the Company (the “Common Stock”) that was effected by the Company on March 13, 2025. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On December 10, 2023, the Company entered into a stock purchase agreement with Cosmic Forward Limited (“CFL”), in connection with the purchase by CFL of approximately 12,267 shares of Common Stock at a price of approximately $16.30 per share for aggregate gross proceeds of $200,000. The closing of the transaction took place on December 11, 2023.

On June 28, 2024, the Company entered into a stock purchase agreement (the “June 2024 Agreement”) with Eighty-eight Investment LLC (“Eighty-eight”), a Delaware limited liability company wholly owned and controlled by Adam He, the Company’s then Chief Executive Officer. The June 2024 Agreement provided for the purchase by the Eighty-eight of approximately 100,000 shares of Common Stock at a purchase price of $4.95 per share, resulting in aggregate proceeds to the Company of $495,000.

On September 26, 2024, the Company entered into a stock purchase agreement with Yu Tian, an individual and a resident of the People’s Republic of China, in connection with the purchase by Yu Tian of approximately 39,867 shares of Common Stock at a price of approximately $3.01 per share for aggregate gross proceeds of $120,000. The closing of the transaction took place on September 27, 2024.

On November 18, 2024, the Company issued to a single institutional investor, (i) warrants to purchase up to 250,000 shares of the Common Stock, at an exercise price of $8.60 per share, exercisable six months from the date of issuance of such warrants and expiring five and one-half years following the date of such issuance, and (ii) warrants to purchase up to an additional 250,000 shares of the Common Stock, at an exercise price of $8.60 per share, exercisable six months from the date of issuance of such warrants and expiring twenty-four months following the date of such issuance. Such issuance was concurrent with a registered direct offering pursuant to a securities purchase agreement the Company entered into with such investor of 140,000 shares of Common Stock and prefunded warrants to purchase up to 110,000 shares of Common Stock at a price of $8.00 per share (or $7.90 per pre-funded warrant) for aggregate gross proceeds of $1,989,000, pursuant to the Company’s Registration Statement on Form S-3 (File No. 333-260316).

On December 5, 2024, the Company entered into a profit participation agreement (the “December 2024 PPA”) with Koala Malta Limited, a private limited liability company registered under the laws of Malta (“Koala”). The closing of the December 2024 PPA occurred simultaneously with its execution. At the closing, the Company purchased a 6% right in QBSG Limited (“QBSG”, previously Koala Crypto Limited) to receive all distributions and dividends which may be declared and/or distributed by QBSG on an annual basis in terms of applicable law, along with all rights, title, and interest from Koala. The consideration of the profit participation is $1,200,000, including $700,000 cash and $500,000 value of the shares of the Common Stock, or a total of approximately 113,636 shares at a price of $4.40 per share.

On December 19, 2024, the Company entered into a stock purchase agreement with Aurus Vertex Limited, a British Virgin Islands company, in connection with the purchase by Aurus Vertex Limited of approximately 250,000 shares of Common Stock at a price of $6.00 per share for aggregate gross proceeds of $1.5 million. The closing of the transaction took place on or around December 23, 2024. On February 25, 2025, Aurus Vertex Limited delivered a written notice to the Company exercising its option to purchase the second closing shares at a purchase price per share of $3.385, the closing price of the Common Stock on February 25, 2025.

On February 25, 2025, the Company entered into a stock purchase agreement with Boris Krastev Ventures UG (“Boris Krastev”), pursuant to which the Company acquired 1,000,000 shares of common stock of RemoteMore USA, Inc., a Delaware corporation for a purchase price of $300,000, which was paid to Boris Krastev at the closing of such acquisition through the issuance of 50,000 newly issued restricted shares of Common Stock, at a price of $6.00 per share.

On June 30, 2025, the Company entered into a warrant exchange agreement (the “June 2025 Exchange Agreement”) with certain holder of 250,000 Series A warrants, each to purchase one share of Common Stock, and 250,000 Class B warrants, each to purchase one share of Common Stock at an exercise price of $6.80 per share. The warrants were issued on November 20, 2024 to the holder in connection with a registered direct offering and concurrent private placement of warrants which closed on November 20, 2024. Pursuant to the June 2025 Exchange Agreement, the holder agreed to surrender 500,000 warrants for cancellation and the Company agreed, in exchange, to issue an aggregate of 333,333 shares of Common Stock to the holder.

On July 7, 2025 and July 9, 2025, the Company entered into two separate convertible note purchase agreements with two non-affiliated accredited investors, pursuant to which the Company issued and sold to the purchasers unsecured convertible promissory notes on July 7, 2025 and July 9, 2025, in the principal amounts of $250,000 and $150,000, respectively, for aggregate gross proceeds of $400,000.

In September 2025, the Company entered into a securities purchase agreement (the “Streeterville SPA”) with Streeterville Capital, LLC (“Streeterville”), a Utah limited liability company, pursuant to which the Company agreed to issue and sell to Streeterville shares of its Common Stock, in one or more pre-paid advance purchases for an aggregate purchase price of up to $20,000,000. On April 28, 2026, the Company entered into a Global Amendment with Streeterville, which amends the Streeterville SPA to, among others, amend the defined term “Commitment Amount” (as defined in the Streeterville SPA) from $20,000,000 to $8,000,000. As of May 28, 2026, the Company issued an aggregate of 3,373,426 shares of its Common Stock to Streeterville, at a price range of $0.47 to $6.80 per share, resulting in aggregate gross proceeds of $7,144,998.

On September 12, 2025, the Company entered into a copyright transfer agreement (the “Copyright Agreement”) with Streams Ohio Corp. (the “Copyright Seller”), a non-affiliated accredited investor. Pursuant to the Copyright Agreement, the Company agreed to acquire eight (8) original musical works from the Copyright Seller for $1,800,000. Under the terms of the Copyright Agreement, consideration could be paid in cash, shares of the Common Stock, or a combination thereof. The Board approved payment of the consideration through the issuance of 556,000 shares of Common Stock (the “Copyright Shares”), subject to the limitations of Nasdaq Listing Rule 5635.

On September 12, 2025, the Company entered into a consulting agreement (the “Consulting Agreement”) with B&W Capital Group LLC (the “Consultant”), a non-affiliated accredited investor. Under the Consulting Agreement, the Company engaged the Consultant to provide strategic, business development, investor relations and capital markets advisory services for a period of 12 months, unless terminated earlier pursuant to the terms therein. As consideration for such services, the Board approved the issuance of 550,000 shares of Common Stock (the “Consulting Shares”), also subject to the limitations of Nasdaq Listing Rule 5635.

On November 24, 2025, the Company issued 927,600 shares of Common Stock to a non-affiliated accredited investor pursuant to a copyright transfer agreement in consideration for the acquisition of certain musical works copyrights. The musical works acquired under this agreement were recorded at a value of $1,604,748, based on the closing price of the Company’s common stock of $1.73 per share on November 24, 2025.

On November 27, 2025, the Company entered into a consultancy agreement with a non-affiliated accredited investor for advisory services and, as consideration, issued 898,000 shares of its Common Stock valued at $1,616,000.

The Company entered into an agreement in December 2025 to acquire 25,937,800 DTT Tokens for $2,593,780, which was satisfied through the issuance of 1,358,000 shares of Common Stock on January 2, 2026.

In January 2026, the Company issued 106,753 shares of Common Stock to AlignTag’s nominee shareholder with an aggregate grant-date fair value of approximately $120,000, at a price of $1.124 per share, as consideration for the completion of a job fair platform and related automated customer support and job board systems.

As of May 29, 2026, $94,345 of principal and $15,000 of accrued interest under a $250,000 convertible promissory note issued in July 2025 were converted into 135,681 shares of Common Stock at a conversion price of at a price range of $0.80 to $0.81 per share.

With respect to the availability of an exemption from registration, relating to the sale and unregistered issuances of such securities described above, we made these determinations based on the representations of each investor which included, in pertinent part, that each such investor was either (a) an “accredited investor” within the meaning of Rule 501 of Regulation D or (b) a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and upon such further representations from each investor that (i) such investor acquired the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (ii) such investor agreed not to sell or otherwise transfer the purchased securities unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (iii) such investor had knowledge and experience in financial and business matters such that he, she or it was capable of evaluating the merits and risks of an investment in us, (iv) such investor had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (v) such investor had no need for the liquidity in its investment in us and could afford the complete loss of such investment. In addition, there was no general solicitation or advertising for securities issued in reliance upon these exemptions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit No.	Description

1.1*	Form of Placement Agency Agreement, by and between the Company and Maxim Group LLC, as sole placement agent
2.1

Agreement and Plan of Merger among the Company, NAPW Merger Sub, Inc., NAPW, Inc. and Matthew B. Proman, dated as of July 11, 2014 (incorporated herein by reference to the Company ’s Current Report on Form 8-K filed with the SEC on July 14, 2014).

2.2

Stock Purchase Agreement, dated as of August 12, 2016, by and between Professional Diversity Network, Inc. and Cosmic Forward Limited, including as Exhibit A the form of Stockholders ’ Agreement (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2016).

3.1(i)(a)

Amended and Restated Certificate of Incorporation of the Company, as amended through October 17, 2016  (incorporated herein by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-3 filed with the SEC on October 18, 2021).

3.1 (i) (b)

Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, dated January 3, 2023 (incorporated by reference to Exhibit 3.1 to the Company ’s Current Report on Form 8-K filed with the SEC on January 4, 2023).

3.1 (i) (c)

Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company, dated March 7, 2025 (incorporated by reference to Exhibit 3.1 to the Company ’s Current Report on Form 8-K filed with the SEC on March 7, 2025)

3.1 (ii)	Second Amended and Restated Bylaws of the Company, as amended (incorporated herein by reference to Exhibit 3.2 of the Company ’s Current Report on Form 8-K filed with the SEC on November 8, 2016).
4.1

Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 of Amendment No. 12 to the Company ’s Registration Statement on Form S-1 (No. 333-181594) , filed with the SEC on February 28, 2013).

4.2

Description of securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 4.2 to the Company ’s Registration Statement on Form S-3 (No. 333-260316) , filed with the SEC on October 18, 2021)

4.3*	Form of Warrant
4.4*	Form of Pre-Funded Warrant
5.1*	Opinion of Loeb & Loeb LLP
10.1

Stockholders ’ Agreement, dated as of November 6, 2016, by and among Professional Diversity Network, Inc., Cosmic Forward Limited, Maoji (Michael) Wang, Jingbo Song, Yong Xiong Zheng and Nan Nan Kou (incorporated herein by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2016).

10.2+

Amended and Restated Professional Diversity Network, Inc. 2013 Equity Compensation Plan (incorporated herein by reference to Appendix A to the Company ’s proxy statement on Schedule 14A filed with the SEC on April 30, 2021).

10.3+	Professional Diversity Network, Inc. 2023 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with the SEC on June 21, 2023).
10.4

Stock Purchase Agreement dated September 27, 2022 between the Company and Koala Malta Limited (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed September 30, 2022).

10.5

Shareholders ’ Agreement dated September 27, 2022, among the Company, Koala Malta Limited and Koala Crypto Limited (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed September 30, 2022).

10.6	Charge over Shares dated September 27, 2022, relating to Koala Crypto Limited (incorporated by reference to Exhibit 10.3 to the Company ’s Current Report on Form 8-K filed September 30, 2022).
10.7	Guarantee and Indemnity dated September 27, 2022, by Koala Capital Limited (incorporated by reference to Exhibit 10.4 to the Company ’s Current Report on Form 8-K filed September 30, 2022).
10.8

Stock Purchase Agreement date March 13, 2023 between the Company and Yiran Gu (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with the SEC on March 15, 2023).

10.9

Common Stock Purchase Agreement date June 30, 2023 between the Company and Tumim Stone Capital LLC (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with the SEC on June 30, 2023).

10.10

Stock Purchase Agreement date December 10, 2023 between the Company and Cosmic Forward Limited (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with the SEC on December 14, 2023).

10.11

Stock Purchase Agreement dated June 28, 2024 between the Company and Eighty-eight Investment LLC (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on July 1, 2024)

10.12

Stock Purchase Agreement dated September 26, 2024 between the Company and Yu Tian (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on September 30, 2024)

10.13	Securities Purchase Agreement by and between the Company and the Investor (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on November 20, 2024)
10.14

Profit Participation Agreement, dated December 5, 2024 between the Company and Koala Malta Limited (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on December 10, 2024)

10.15

Stock Purchase Agreement, dated December 5, 2024 between the Company and Koala Malta Limited (incorporated by reference to Exhibit 10.2 to the Company ’s Current Report on Form 8-K filed with SEC on December 10, 2024)

10.16

Stock Purchase Agreement, dated December 19, 2024 between the Company and Aurous Vertex Limited (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on December 23, 2024)

10.17

Stock Purchase Agreement, dated January 26, 2025 between the Company and AI Geometric Ltd (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on January 30, 2025)

10.18

Stock Purchase Agreement, dated February 25, 2025 between the Company and Boris Krastev Ventures UG (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on March 3, 2025)

10.19

Warrant Exchange Agreement, dated June 30, 2025 between the Company and Certain Holder (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on July 1, 2025)

10.20	Form of Convertible Note Purchase Agreements (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on July 11, 2025)
10.21	Form of Convertible Promissory Notes (incorporated by reference to Exhibit 10.2 to the Company ’s Current Report on Form 8-K filed with SEC on July 11, 2025)
10.22+

Employment Agreement, dated July 22, 2025, by and between Professional Diversity Network, Inc. and Xun Wu (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on July 23, 2025)

10.23+

Independent Director Service Agreement, dated July 22, 2025, by and between Professional Diversity Network, Inc. and Haixia Lu (incorporated by reference to Exhibit 10.2 to the Company ’s Current Report on Form 8-K filed with SEC on July 23, 2025)

10.24+	Form of Director and Executive Officer’s Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Company ’s Current Report on Form 8-K filed with SEC on July 23, 2025)
10.25+

Employment Agreement, dated August 8, 2025, by and between Professional Diversity Network, Inc. and Yiran Gu (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on August 11, 2025)

10.26

Securities Purchase Agreement, dated September 5, 2025, by and between Professional Diversity Network, Inc., Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on September 5, 2025)

10.27

Copyright Transfer Agreement, dated September 12, 2025, by and between Professional Diversity Network, Inc., Inc. and Streams Ohio Corp. (incorporated by reference to Exhibit 10.1 to the Company ’s Current Report on Form 8-K filed with SEC on September 18, 2025)

10.28

Consulting Agreement, dated September 12, 2025, by and between Professional Diversity Network, Inc., Inc. and B&W Capital Group LLC (incorporated by reference to Exhibit 10.2 to the Company ’s Current Report on Form 8-K filed with SEC on September 18, 2025)

10.29

Side Letter, dated October 30, 2025, by and between Professional Diversity Network, Inc., Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on October 31, 2025)

10.30	Waiver Letter from Streeterville Capital, LLC, dated November 19, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on November 20, 2025)
10.31

Copyright Transfer Agreement, dated November 24, 2025, by and between Professional Diversity Network, Inc., Inc. and Shohan Event Organizers Co., L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on November 25, 2025)

10.32

Consultancy Agreement, dated November 27, 2025, by and between Professional Diversity Network, Inc., Inc. and Deeptrade PTY LTD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on November 28, 2025)

10.33

Purchase Agreement, dated December 17, 2025, by and between Professional Diversity Network, Inc. and DeeptradeX.ai (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on December 18, 2025)

10.34

Global Amendment, dated April 28, 2026, by and between Professional Diversity Network, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on April 29, 2026)

10.35

Second Stock Purchase Agreement, dated April 29, 2026, by and between Professional Diversity Network, Inc., Inc. and AI Geometric Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with SEC on April 30, 2026)

10.36*	Form of Securities Purchase Agreement

10.37*	Form of Lock-Up Agreement
23.1*	Consent of SR CPA & Co., Independent Registered Public Accounting Firm
23.2*	Consent of Sassetti, LLC, Independent Registered Public Accounting Firm
23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on the signature page to this report)
107*	Filing Fee table

+	Indicates management contract or compensatory plan.
*	To be filed by amendment.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant also hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on _______, 2026.

Professional Diversity Network, Inc.

By:
Name:	Xun Wu
Title:	Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Xun Wu his/her true and lawful attorney-in-fact, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

	Chief Executive Officer	______, 2026
Xun Wu	(Principal Executive Officer)

	Chief Financial Officer and Director	______, 2026
Yiran Gu	(Principal Accounting Officer and Principal Financial Officer)

	Director and Chairman of the Board	______, 2026
Hao Zhang

	Director	______, 2026
Wai Kee Cheung

	Director	______, 2026
Haixia Lu

	Director	______, 2026
Tai Song